SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of March of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 20, 2007

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 16, 2007

Dear Common Stockholders:

          You are cordially invited to attend the Annual Meeting of Stockholders (the “Annual Meeting”) of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Wednesday, April 18, 2007, at 9:30 a.m. (Panamanian time).

          At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2006 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s new independent auditors for the fiscal year ending December 31, 2007 (Proposal 2);

(3)

to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E shares of the Bank’s common stock), each to serve a three-year term (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

          Proposal 1, Proposal 2 and Proposal 3 are more fully described in the attached Proxy Statement.  Also attached are a Notice of the Annual Meeting, the Proxy Statement, a proxy card, and the Bank’s 2006 Annual Report, the latter incorporating the Bank’s audited financial statements for the year ended December 31, 2006.

          To ensure that you are properly represented at the Annual Meeting as a stockholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of the proxy card you sent.

          The Board of Directors of the Bank (the “Board”) urges you to vote FOR the proposals as set forth in the proxy card.  Your vote and support are important to Bladex.

          On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 18, 2007.

Sincerely,

Ricardo Manuel Arango
Secretary

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 18, 2007

          NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Exportaciones, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2007 Annual Meeting of Stockholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 9:30 a.m. (Panamanian time), on Wednesday, April 18, 2007.  The Annual Meeting will be held for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2006 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s new independent auditors for the fiscal year ending December 31, 2007 (Proposal 2);

(3)

to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock and three directors to represent the holders of the class E shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”).  Each director will serve a three-year term.  The votes of the holders of the class E shares will be counted separately as a class for the purpose of electing the directors to represent the holders of the class E shares.  The Board has nominated Herminio Blanco, William Hayes and Maria da Graça França as directors to represent the holders of the class E shares of the Bank’s common stock (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting.

           The Board has fixed the close of business on March 13, 2007 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting.  The presence, in person or by proxy, of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  In addition, the presence, in person or by proxy, of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 18, 2007 at 9:30 a.m. (Panamanian time), then a second meeting will be held at 9:30 a.m. (Panamanian time) on Thursday, April 19, 2007 at the same location, with the stockholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

          Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person.  If stockholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards.  The enclosed proxy card is being solicited by the Board.  Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 16, 2007

IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING.  PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.

STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING
OF STOCKHOLDERS

TO BE HELD ON APRIL 18, 2007

          This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2007 annual meeting of stockholders (the “Annual Meeting”) to be held on Wednesday, April 18, 2007 at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 9:30 a.m. (Panamanian time), and at any postponements or adjournments thereof.  Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement shall mean the Annual Meeting and any postponements or adjournments thereof.

          The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2006 (See Proposal 1);

(2)	to appoint Deloitte as the Bank’s new independent auditors for the fiscal year ending December 31, 2007 (See Proposal 2);

(3)

to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock and three directors to represent the holders of the class E shares of the Bank’s common stock) to the Board.  The votes of the holders of the class E shares will be counted separately as a class for the purpose of electing the directors to represent the holders of the class E shares.  Each elected director will serve a term of three years.  The Board has nominated Herminio Blanco, William Hayes and Maria da Graça França as directors to represent the holders of the class E shares of the Bank’s common stock (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting.

           The Board recommends that all stockholders vote FOR each of Proposal 1 and Proposal 2.  With respect to Proposal 3, the Board recommends that all holders of the class E shares vote FOR Herminio Blanco, William Hayes and Maria da Graça França as directors to represent the holders of the class E shares.

           This Proxy Statement is being mailed to stockholders entitled to vote at the Annual Meeting on or about March 16, 2007.  If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a stockholder at the Annual Meeting will not automatically revoke that stockholder’s proxy.  Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable stockholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows:  (1) FOR Proposal 1 to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2006; (2) FOR Proposal 2 to appoint Deloitte as the Bank’s new independent auditors for the fiscal year ending December 31, 2007; (3) FOR Proposal 3 to elect Herminio Blanco, William Hayes and Maria da Graça França as directors to represent the holders of the class E shares of the Bank’s common stock; and (4) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

Solicitation

          The cost of soliciting proxies will be borne by the Bank.  In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail.  The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so.  The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies.  The cost of the services provided by such firm is not expected to exceed approximately $8,000, plus out-of-pocket expenses.

Voting

          The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Bank, except with respect to the election of directors.  For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

          The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the stockholders of each class have a number of votes equal to the number of shares of such class held by each stockholder, multiplied by the number of directors to be elected by such class.  A stockholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the stockholder may decide.  Stockholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

          The record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting has been fixed by the Board as the close of business on March 13, 2007.  As of December 31, 2006, there were an aggregate of 36,329,071.53 shares of all classes of the Bank’s common stock issued and outstanding.  Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2006:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2006

A	6,342,189.16
B	2,725,387.37
E	27,261,495.00

Total	36,329,071.53

          As of December 31, 2006, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 11.1% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

          The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, at December 31, 2006:

	At December 31, 2006

Class A	Number of Shares	% of Class	% of Total

Banco de la Nación Argentina	1,045,348.00	16.5	2.9
Banco do Brasil [1]	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú)	446,556.00	7.0	1.2
Banco Central del Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile	323,412.75	5.1	0.9

Sub-Total shares of Class A Common Stock	4,144,289.75	65.4	11.4

Total shares of Class A Common Stock	6,342,189.16	100.0	17.5

Class B	Number of Shares	% of Class	% of Total

Banco de la Provincia de Buenos Aires	884,460.98	32.5	2.4
Banco de la Nación Argentina	295,944.50	10.9	0.8
The Korea Exchange Bank	147,172.50	5.4	0.4

Sub-Total shares of Class B Common Stock	1,327,577.98	48.8	3.6

Total shares of Class B Common Stock	2,725,387.37	100.0	7.5

Class E [2]	Number of Shares	% of Class	% of Total

Oppenheimer Funds Inc	4,034,215.00	14.8	11.1
Brandes Investment Partners, L.P	3,134,771.00	11.5	8.6
Franklin Resources Inc	2,625,200.00	9.6	7.2
Mondrian Investment Partners Ltd	2,617,700.00	9.6	7.2
Arnhold and S. Bleichroeder Advisers, LLC	2,550,510.00	9.4	7.0
Porter Orlin LLC	1,538,100.00	5.6	4.2
Capital Research & Management Co	1,475,000.00	5.4	4.1

Sub-Total shares of Class E Common Stock	17,975,496.00	65.9	49.4

Total shares of Class E Common Stock	27,261,495.00	100.0	75.0

Total shares of Common Stock	36,329,071.53		100.0

[1]

Does not include an aggregate of 1,845 class E shares corresponding to Ms. Maria da Graça França’s entitlement under the Board Restricted Stock Plan issued to her employer, Banco do Brasil, an aggregate of 5,960 indexed options to which Ms. França was entitled under the Indexed Stock Option Plan granted to Banco do Brasil, and an aggregate number of 2,119 stock options to which Ms. França was entitled under the 2006 Stock Option Plan granted to Banco do Brasil.

[2]	Source: Schedule 13G and 13F filings with the U.S. Securities and Exchange Commission dated December 31, 2006.

          The presence, in person or by proxy, of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  The presence, in person or by proxy, of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting on Wednesday, April 18, 2007 at 9:30 a.m. (Panamanian time), then a second meeting will be held at 9:30 a.m. (Panamanian time) on Thursday, April 19, 2007 at the same location, with the stockholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

APPROVAL OF THE BANK’S
AUDITED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

(PROPOSAL 1)

          The Bank’s audited financial statements for the fiscal year ended December 31, 2006, which accompany this Proxy Statement, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and were audited by the Bank’s independent auditors, KPMG, in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”).  At the Annual Meeting, the stockholders will vote to approve the Bank’s annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote.  As has been customary at prior annual meetings of the Bank’s stockholders, officers of the Bank will be available to answer any questions that may be posed by stockholders of the Bank attending the Annual Meeting regarding the Bank’s financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2006.

APPOINTMENT OF INDEPENDENT AUDITORS

(PROPOSAL 2)

          The Board recommends that the stockholders appoint Deloitte as the new independent auditors for the Bank for the fiscal year ending December 31, 2007.  The decision to replace KPMG as the independent auditor for the Bank was recommended and approved by the Audit and Compliance Committee of the Board based on cost efficiency reasons.

          The audit reports of KPMG on the Bank’s consolidated financial statements as of the years ended December 31, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

          In connection with the audit of the two fiscal years ended December 31, 2006 and 2005, and during the subsequent interim period through the date of this proxy statement, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion on the Bank’s consolidated financial statements.  In addition, there were no reportable events as listed in Item 304 (a) (1) (v) of Regulation S-K.

          KPMG will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting.

          The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF DELOITTE AS THE NEW INDEPENDENT AUDITORS OF THE BANK
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.

ELECTION OF DIRECTORS

(PROPOSAL 3)

          The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation.  Except for the Bank’s Chief Executive Officer, Mr. Jaime Rivera, all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the New York Stock Exchange, and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama.  Information regarding the independence determination of directors is included on the Bank’s website www.blx.com/Investors Center/Corporate Governance.  Three directors are elected by the holders of the class A shares, five are elected by the holders of the class E shares, and two are elected by the holders of all classes of the Bank’s common stock.

          Members of the Board are elected at annual meetings of stockholders of the Bank, and each director serves a term of three years.  Directors can be re-elected once or multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

          The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.  This means that a stockholder of each class has a number of votes equal to the number of shares of such class held by the stockholder multiplied by the number of directors to be elected by such class, and the stockholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the stockholder may decide.  Stockholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

          At the Annual Meeting, common stockholders will be asked to elect four directors (one director to represent the holders of the class A shares and three directors to represent the holders of the class E shares of the Bank’s common stock) to the Board.  The votes of the holders of the class E shares will be counted separately as a class for the purpose of electing directors to represent the holders of the class E shares.  Each elected director will serve a term of three years.  The Board has nominated Herminio Blanco, William Hayes and Maria da Graça França as directors to represent the holders of the class E shares of the Bank’s common stock.

Two Directors Nominated for Re-Election and one Director Nominated for Election to Represent Holders of Class E Shares

          Herminio Blanco (56) has served as a Director of the Bank since 2004. Mr. Blanco has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City since 2002. He has served as a business consultant to some of the leading corporations in the world, advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, a member of the International Advisory Committee of Mitsubishi Corporation and a member of the Trilateral Commission since 2000.  Mr. Blanco served as Secretary of Trade and Industry, Chairman of the National Council for Deregulation, Chairman of the Advisory Council for Trade Negotiations, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico, from 1994 to 2000.  He served as Undersecretary for International Trade and Negotiations

of the Ministry of Trade and Industry of Mexico, from 1993 to 1994 and from 1988 to 1990.  Mr. Blanco served as Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA), from 1990 to 1993. He served as one of the three members of Council of Economic Advisors to the President of Mexico from 1985 to 1988. Mr. Blanco served as Assistant Professor of Economics at Rice University, Houston Texas, from 1980 to 1985.  He served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.

          William Hayes (63) has served as a Director of the Bank since 2004.  Mr. Hayes has also served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and a Charter Member of the Board of Directors and Investment Committee of WestLB-Tricon Forfaiting Fund Limited, Bermudas, since 1999.  Mr. Hayes served as Managing Director-Emerging Markets and in various capacities for West Merchant Bank Limited, London (formerly Standard Chartered Merchant Bank and Chartered WestLB), from 1987 to 1999. Mr. Hayes served as Senior Vice President-Trading for Libra Bank Limited, New York Agency, from 1986 to 1987.  He served as Principal of W.D. Hayes and Associates, California, from 1984 to 1986.  He served in various capacities for Wells Fargo Bank, N.A., San Francisco, California, from 1969 to 1984.

          Maria da Graça França (58) has served as a Director of the Bank since 2004.  Ms. França has served as Director of Internal Control of Banco do Brasil, in Brasilia, Brazil since 2006.  Ms. França served in various capacities for Banco do Brasil beginning in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America, based in Argentina in 2002, General Manager of Banco do Brasil Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil Miami Branch from 1993 to 1999, General Manager of the Department responsible for Banco do Brasil foreign network from 1992 to 1993, Deputy General Manager in charge of the foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager at the foreign exchange internal controls from 1984 to 1987 and Foreign Exchange Department from 1971 to 1984.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
CLASS E SHARES VOTE FOR THE RE-ELECTION OF HERMINIO BLANCO AND WILLIAM
HAYES, AND FOR THE ELECTION OF MARIA DA GRAÇA FRANÇA, AS CLASS E DIRECTORS
OF THE BANK.

INFORMATION AS TO DIRECTORS, DIGNATARIOS,
 ADVISORY COUNCIL AND EXECUTIVE OFFICERS

Information as to Continuing Directors

          The following table sets forth certain information concerning the directors whose terms do not expire in 2007, and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held With the Bank	Term Expires	Age

CLASS A

Guillermo Güémez García	Mexico	Director	2008	66
Deputy Governor
Banco de Mexico
Mexico

Santiago Perdomo Maldonado	Colombia	Director	2008	49
President
Banco Colpatria,
Red Multibanca Colpatria
Colombia

CLASS E

Mario Covo	U.S.A.	Director	2008	49
Chief Executive Officer
Finaccess International, Inc.
U.S.A.

Will C. Wood	U.S.A.	Director	2009	67
Principal
Kentwood Associates
U.S.A.

ALL CLASSES

Gonzalo Menéndez Duque	Chile	Director	2009	58
Director
Banco de Chile
Chile

Jaime Rivera	Guatemala	Director	2009	53
Chief Executive Officer
Bladex
Panama

Information as to Dignatarios

          The following table sets forth the names, countries of citizenship, and ages of the Bank’s dignatarios, their current office or position with other institutions and their current office or position with the Bank. Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age

Gonzalo Menéndez Duque	Chile	Chairman of the	58
Director		Board
Banco de Chile

Jaime Rivera	Guatemala	Chief Executive	53
Bladex		Officer

Maria da Graça França	Brazil	Treasurer	58
Director – Internal Control
Banco do Brasil

Ricardo Manuel Arango	Panama	Secretary	46
Partner
Arias, Fábrega & Fábrega

Meetings of the Board of Directors and Committees

          The Board conducts its business through meetings of the Board and through its Committees.  During the fiscal year ended December 31, 2006, the Board held thirteen meetings.  Each director attended an average of 93% of the total number of Board meetings held during the fiscal year ended December 31, 2006.

          The following table sets forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2006:

Committee	Number of members	Total number of meetings held

Audit and Compliance Committee	4	10

Credit Policy and Risk Assessment Committee	5	5

Assets and Liabilities Committee	5	6

Nomination and Compensation Committee	4	5

Audit and Compliance Committee; Audit and Compliance Committee Financial Expert

          The Audit and Compliance Committee is a standing Committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman of the Committee), Gonzalo Menéndez Duque, Santiago Perdomo and Maria da Graça França.

          The Board has determined that all members of the Audit and Compliance Committee are independent directors, under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the New York Stock Exchange, and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama.  In addition, at least one of the members of the Committee is a “financial expert,” as defined in the rules enacted by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

          The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks of Panama, or more often if the circumstances so require.  During the fiscal year ended December 31, 2006, the Audit and Compliance Committee met ten times.

          The Audit and Compliance Committee reviewed and recommended to the Board that the audited consolidated financial statements of the Bank for the year ended December 31, 2006 be included in the Bank’s Annual Report.

          The Audit and Compliance Committee recommended to the Board to replace KPMG as its current external independent auditors, and also recommended the appointment of Deloitte as the Bank’s new external independent auditors for the fiscal year ending December 31, 2007, as included in Proposal No.2.

          The aggregate amount of fees paid by the Bank to KPMG in connection with external audit and audit related services for the fiscal year ended December 31, 2006 was approximately $391,713 and for non-audit services was approximately $51,211. The Audit and Compliance Committee pre-approved all audit and non-audit services.

          The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s ethics code.

          The Audit and Compliance Committee, in its capacity as a Committee of the Board, is directly responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and such independent auditors. The Bank’s independent auditors are required to report directly to the Audit and Compliance Committee.

          The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the Committee’s performance.

                     The Bank’s Audit and Compliance Committee’s Charter may be found on the Bank’s website, www.blx.com/Investors Center/Corporate Governance.

Credit Policy and Risk Assessment Committee

          The Credit Policy and Risk Assessment Committee is a standing Committee of the Board.  No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.  The Board has determined that all members of the Credit Policy and Risk Assessment Committee are independent.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman of the Committee), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco, and Alexandre Lodygensky Jr.

          The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks.  It also reviews the quality and profile of the Bank’s credit facilities, and the risk levels that the Bank is willing to assume.  The Committee’s responsibilities also include, among others, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

          The Committee performs its duties through the review of periodical reports from the Bank’s Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management team.  The Committee meets at least four times per year.  During the fiscal period ended December 31, 2006, the Committee held five meetings.

          The Bank’s Credit Policy and Risk Assessment Committee’s Charter may be found on the Bank’s website, www.blx.com/Investors Center/Corporate Governance.

Assets and Liabilities Committee

          The Assets and Liabilities Committee is a standing Committee of the Board.  No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman of the Committee), Herminio Blanco, Guillermo Güémez García, Alexandre Lodygensky Jr., and William Hayes.

          The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives.  As part of its responsibilities, the Committee reviews and recommends to the Board, among others, policies related to the Bank’s funding, interest rate and liquidity gaps, investment of liquidity, derivative positions, funding strategies, and market risk.

          The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from management, and by way of its interaction with the Senior Managing Director, Treasury and Capital Markets and other members of the Bank’s management team.  The Committee meets at least four times per year.  During the fiscal year ended December 31, 2006, the Committee held six meetings.

          The Bank’s Assets and Liabilities Committee’s Charter may be found on the Bank’s website, www.blx.com/Investors Center/Corporate Governance.

Nomination and Compensation Committee

          The Nomination and Compensation Committee is a standing Committee of the Board.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent, under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the New York Stock Exchange, and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama .  The current members of the Nomination and Compensation Committee are Santiago Perdomo (Chairman of the Committee), Mario Covo, Maria da Graça França and William Hayes.

          The Committee meets at least four times per year. During the fiscal year ended December 31, 2006, the Committee held five meetings.

          The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members, and recommending nominees for the annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other senior management, and counseling on succession planning for senior management; by recommending compensation for Board members and Committee members, including cash and equity compensation; by recommending compensation for senior management and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising senior management on issues related to the Bank’s personnel.

          The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the Committee’s performance.

          The Bank’s Nomination and Compensation Committee’s Charter may be found on the Bank’s website, www.blx.com/Investors Center/Corporate Governance.

Advisory Council

          The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2006, amounted to $15,000.  During the fiscal year ended December 31, 2006, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

          The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age

Roberto Teixeira da Costa	Board Member	Brazil	72
	Sul America, S.A.

Carlos Martabit	General Manager, Finance Division	Chile	53
	Banco del Estado de Chile

Alberto Motta, Jr.	Vice President	Panama	60
	Inversiones Bahía Ltd.

Enrique Cornejo	Executive President	Peru	50
	Banco de la Nación – Peru

Executive Officers

          Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	53

Rubens V. Amaral Jr.	Chief Commercial Officer	Brazil	47

Ernesto A. Bruggia	Chief Operations Officer	Argentina	51

Miguel Moreno	Senior Vice President, Controller	Colombia	53

Carlos Yap S.	Senior Vice President, Chief Financial Officer	Panama	51

Gregory D. Testerman	Senior Managing Director, Treasury and Capital Markets	United States	44

Ana María de Arias	Senior Vice President, Human Resources and Corporate Operations	Panama	42

Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	47

          Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer of the institution.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  Mr. Rivera has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation.  Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange.

          Rubens V. Amaral Jr. became Chief Commercial Officer of the Bank in March 2004.  He served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000.  Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office, from 1989 to 1993.  Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

          Ernesto A. Bruggia became Chief Operations Officer of the Bank in July 2004.  Mr. Bruggia served as Chief Executive Officer of Banco de la Provincia de Buenos Aires (“BPBA”) from 1999 to 2004 and as Chief Executive Officer of Grupo BAPRO (the holding company of BPBA) from 1998 to 2004.  Mr. Bruggia served in various capacities with BPBA beginning in 1976, including Assistant General Manager from 1993 to 1999, Finance and International Relations Manager from 1992 to 1993, International Operations Manager from 1990 to 1992, Deputy Manager in charge of International Operations from 1989 to 1990, Deputy Manager in charge of the International Division in 1985, and Chief of International Audit in 1983.  Mr. Bruggia began his career with BPBA in 1976 in its Stock Exchange Department.

          Miguel Moreno has served as Senior Vice President and Controller of the Bank since September 2001.  He was a Management Consulting Partner for Price Waterhouse, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, as Chief of the Organization and Systems Office, Colombia from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

          Carlos Yap S. has served as Senior Vice President and Chief Financial Officer of the Bank since July 2002.  Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002.  Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993.  Prior to his employment with the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

          Gregory D. Testerman has served as Senior Managing Director, Treasury and Capital Markets of the Bank since 2007.  Mr. Testerman previously served as Senior Vice President, Treasury of the Bank from 2005 to 2006.  Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch, and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The

Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and as part of the Corporate Controllers Development Program in New York from 1984 to 1986.

          Ana María de Arias has served as Senior Vice President of Human Resources and Corporate Operations of the Bank since June 2004.  Prior to her employment with the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama, from 2000 to 2004, and as Assistant Vice President of Human Resources from 1999 to 2000.  She served in various capacities with the Panama Canal Commission, Panama, from 1990 to 1999.

          Miguel Kerbes has served as the Senior Vice President and Chief Risk Officer of the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002.  He served as the Assistant Credit Director for the Southern Cone Area of Banco Santander-Chile from 1995 to 2000.  Mr. Kerbes also served as the Head of Credit Division at Banco Boston, Chile, from 1992 to 1995, and was employed by ING Bank in various capacities from 1982 to 1992.

Transactions with and Remuneration of Executive Officers and Directors

Cash and Stock-Based Compensation

Executive Officers Compensation

          The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2006 to the executive officers of the Bank as a group for services in all capacities was $3,796,584.  During the fiscal year ended December 31, 2006, the Bank accrued, and in February 2007 paid, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,171,000.  At December 31, 2006, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $629,457.

          The aggregate number of stock options awarded during the year ended December 31, 2006 to executive officers and other non-executive officers of the Bank as a group under the Bank’s indexed stock option plan (the “Indexed Stock Option Plan”) was 198,528, representing a total compensation cost of $928,005, of which $212,933 was charged against income in 2006, and $715,072 will be charged to income over a period of 3.1 years.  The options granted have a vesting period of four years and are relative to the level of achievement by the Bank’s executive officers measured against established corporate financial performance goals. The Indexed Stock Option Plan was terminated by the Board on April 2006.

           The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2006 and 2005, the Bank charged to salaries expense $259,534 and $165,188, respectively, with respect to this plan.  As of December 31, 2006 and 2005, the accumulated liability payable under this contribution plan amounted to $743,373 and $483,839, respectively.

2006 CEO Compensation

          The 2006 compensation of the Bank’s chief executive officer included a base salary of $300,000, a performance-based cash bonus of $230,000, a performance-based indexed stock option grant with a value of $249,000, a retirement plan that included a contribution from the Bank of $30,003 during 2006, and other benefits for $5,769.  In addition, the CEO has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

          As part of the Bank’s compensation plan, each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for his services as a director and an additional amount of $1,500 for each meeting of the Board and each stockholders meeting attended, and $1,000 for each Board Committee meeting attended.  The Chairman of the Board is eligible to receive an additional 50% of the compensation that other directors are eligible to receive.  The Chairman of each Committee of the Board is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2006 to the directors of the Bank as a group for their services as directors was $713,000.

          The aggregate number of restricted stock awarded during the year ended December 31, 2006 to non-employee directors of the Bank as a group under the Bank’s restricted stock plan (the “Board Restricted Stock Plan”) was 5,967 class E shares and compensation expense charged against income in 2006 relating to such issuances was $94,875. Under this plan, each non-employee director of the Bank is awarded annually a number of shares of class E common stock equal to the number that results from dividing $10,000 ($15,000 in the case of the Chairman of the Board) by the market price of a class E share on the date the award is made.

          The aggregate number of stock options awarded during the year ended December 31, 2006 to non-employee directors of the Bank as a group under the Indexed Stock Option Plan was 18,182 representing a compensation cost of $84,990, of which $19,501 was charged against income in 2006, $65,489 will be charged to income over a period of 3.1 years.

          A detailed description of the Board Restricted Stock Plan and other discontinued stock based compensation plans, is included in the Bank’s audited financial statements which accompany this Proxy Statement, as well as of the Bank’s December 31, 2005 Form 20-F, both available on its website www.blx.com.

2006 Stock Option Plan

          On December 12, 2006, the Board adopted the 2006 Stock Option Plan.  The maximum aggregate number of shares, which may be issued under the 2006 Stock Option Plan, is two million Class E common shares. On an annual basis, the 2006 Stock Option Plan allows directors to receive stock options for an equivalent amount of $10,000, and for the Chairman of the Board, an equivalent amount to $15,000.  The Board, with the recommendation and advice of the Nomination and Compensation Committee, may authorize the grant of options to any one or more key employees of the Bank, as well as determine or impose conditions upon the grant or exercise of stock options under the Plan.

          The stock options expire seven years after the date of grant and, except otherwise provided in the award agreement, shall be exercisable beginning on the fourth anniversary of the date of grant.  However, in no event will the exercise price of a stock option be less than 100% the fair market value per share subject to the stock option on the date the stock option was granted.

          At December 31, 2006 no grants had been made under this plan.  On February 13, 2007, the Board granted 20,131 stock options to non-employee directors and 188,634 stock options to key employees, representing a compensation cost of $94,976 and $889,956, respectively.  This cost will be charged to income over a period of four years.

Beneficial Ownership

          As of December 31, 2006, the Bank’s executive officers and directors, as a group, owned an aggregate of 34,306 class E shares, which was approximately 0.1% of all issued and outstanding class E shares .

          The following tables set forth information regarding the number of shares, stock options and deferred equity units owned by the Bank’s executive officers as of December 31, 2006.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2006	Number of Shares that may be Acquired within 60 Days of Dec. 31, 2006	Stock Options (1)	Deferred Equity Units (2)	Indexed Stock Options

Jaime Rivera
Chief Executive Officer	1,400	0	52,989	770	155,709

Rubens V. Amaral Jr.
Chief Commercial Officer	0	0	26,494	0	102,638

Ernesto A. Bruggia
Chief Operations Officer	2,155	0	15,896	0	37,992

Miguel Moreno
Senior Vice President,
Controller	2,000	0	10,597	597	35,757

Carlos Yap S.
Senior Vice President,
Chief Financial Officer	0	27,163	27,163	545	26,574

Gregory Testerman
Senior Managing Director
Treasury and Capital Markets	0	0	21,195	0	20,998

Ana Maria de Arias
Senior Vice President,
Human Resources and
Corporate Operations	590	0	10,597	0	21,176

Miguel A. Kerbes
Senior Vice President,
Chief Risk Officer	0	3,750	19,646	621	29,830

Total	6,145	30,913	184,577	2,533	430,674

(1)

Includes 153,664 stock options granted to executive officers on February 13, 2007, under the 2006 Stock Option Plan, and 30,913 stock options granted under the Bank’s 1995 and 1999 Stock Option Plans.  On February 13, 2007, an aggregate of 34,970 stock options were granted to other non-executive officers under the 2006 Stock Option Plan.

(2)

Deferred equity units granted under the Bank’s Deferred Compensation Plan (DC Plan). In addition, as of the date hereof, there are 1,894 units outstanding under the DC Plan that were granted to former executive officers of the Bank.

          The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, restricted shares, indexed stock options and stock options held as of December 31, 2006.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2006 (1)	Number of Shares that may be Acquired within 60 Days of Dec. 31, 2006	Stock Options (2)	Restricted Shares (3)	Indexed Stock Options

Maria da Graça França (4)	0	0	0	0	0
Guillermo Güémez García (5)	0	0	0	0	0
Santiago Perdomo Maldonado	2,850	0	2,119	2,850	5,960
Will C. Wood	4,850	0	2,119	2,850	5,960
Mario Covo	2,850	0	2,119	2,850	5,960
Herminio Blanco	1,845	0	2,119	1,845	5,960
William Hayes	9,645	0	2,119	1,845	5,960
Alexandre Lodygensky Jr.	1,845	0	2,119	1,845	5,960
Gonzalo Menéndez Duque	4,276	0	3,179	4,276	8,942

Total	28,161	0	15,893	18,361	44,702

(1)	Includes class E shares held under the Board Restricted Stock Plan.
(2)	Stock options granted on February 13, 2007, under the 2006 Stock Option Plan.
(3)

Under this plan, Directors receiving restricted shares will have all the rights of stockholders of the Bank (including voting and dividend rights), except that all such shares will be subject to restrictions on transferability, which will lapse on the fifth anniversary of the award date.

(4)

1,845 class E shares corresponding to Ms. França’s entitlement under the Board Restricted Stock Plan have been issued to her employer, Banco do Brasil. In addition, an aggregate number of 5,960 indexed options to which Ms. França was entitled under the Indexed Stock Option Plan have been granted to Banco do Brasil and an aggregate number of 2,119 stock options to which Ms. França was entitled under the 2006 Stock Option Plan have been granted to Banco do Brasil.

(5)

2,850 class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico.  In addition, an aggregate number of 2,119 stock options to which Mr. Guémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

          For additional information regarding stock options granted to executive officers and directors, see Note 14 to the audited financial statements of the Bank for the fiscal year ended December 31, 2006.

Corporate Governance Practices

          The Board has decided not to constitute a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level; the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and to verify compliance with all applicable policies.

          The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules on its website (www.blx.com/Investors Center/Corporate Governance).

          Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below.

          Relevant correspondence will be discussed at the next scheduled meeting of the Board, or as indicated by the urgency of the matter.

Attn: Board of Directors of Banco Latinoamericano de Exportaciones, S.A.
c/o Mr. Gonzalo Menéndez Duque, Director and Chairman of the Board of Directors
Privileged & Confidential
P.O. Box 0819-08730
Panama, Republic of Panama

          In addition, Bladex has selected EthicsPoint to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls.  In order to file a report, a link is provided in the Bank’s website (www.blx.com/Investors Center/Corporate Governance), under Corporate Governance – Private Filing of Reports.

          Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business.  The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

          Any proposals that a stockholder wishes to have included in the Bank’s proxy statement for the 2008 annual meeting of stockholders, including, without limitation, any nomination of a director who such stockholder is entitled to elect, must be received by the Secretary of the Bank at the executive offices of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box0819-08730, Panama City, Republic of Panama, no later than January 15, 2008.  In the event such a proposal includes a nomination for a directorship, it must include material background information relating to such nominee to allow the Nomination and Compensation Committee of the Board to evaluate the nominee.

OTHER MATTERS

          If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 16, 2007